Table of Contents

Exhibit 8.1

LIST OF SUBSIDIARIES
Banco de Chile

1.	Banchile Administradora General de Fondos S.A.
2.	Banchile Factoring S.A.
3.	Banchile Corredores de Seguros Limitada
4.	Banchile Corredores de Bolsa S.A.
5.	Banchile Asesoria Financiera S.A.
6.	Banchile Securitizadora S.A.
7.	Promarket S.A.
8.	Socofin S.A.

All of the subsidiaries have their jurisdiction of incorporation in the Republic of Chile.